Filed by Equinix, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

Switch & Data Facilities Company, Inc.

(Commission File No. 001-33302)

Overall Messaging and Rationale for the Deal

•	The Switch and Data deal will allow Equinix to extend its industry leadership as the #1 Global Colocation Data Center Services Provider.

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The deal also allows Equinix to accelerate its market momentum and global reach by gaining additional depth in the North American markets, growing its presence from 6 to 22 markets and leveraging the combined global service delivery platform for customers of both companies. The current data center supply and demand imbalance requires that Equinix satisfy global demand both organically and through strategic acquisition.

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The Switch and Data deal expands both the number of networks that customers can leverage for interconnection to more than 400 networks and also significantly enhances Equinix’s domestic footprint to include key new North American markets including Atlanta, Denver, Miami, Seattle and Toronto.

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Both companies have an extraordinary commitment to customer care to meet the need for increased performance in terms of reliability and network latency. This customer-driven approach requires continued investment in existing services and new markets which may be leveraged through an integrated global expansion plan. The Switch and Data deal is the perfect proofpoint of Equinix’s commitment to its customers and to service their desire for more data center capacity and presence in more markets.

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In addition, the acquisition helps the companies’ customers respond to two broad market trends. The rapid growth of demand for online information is requiring companies to store and distribute larger volumes of latency sensitive assets and applications at the network edge, near local population centers. At the same time, the market compels companies to develop global aggregation and distribution strategies for their digital assets and applications. The transaction is expected to give Equinix customers broader access to local markets for their network edge deployments, and Switch and Data customers a comprehensive solution to their global data center needs.

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Equinix’s disciplined expansion plan can be accelerated for customers of both companies to better leverage the joint inventory available and to provide an integrated set of worldwide services for future data center builds that can meet customers’ growing global needs for capacity, increasing power and more interconnection choices.

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Lastly, the consolidated company may provide significant benefits in terms of increased shareholder value through continued revenue and adjusted EBITDA growth and synergy opportunities that benefit customers and shareholders alike.

Growth and Scale:

•	Entry into new markets:

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Core Colocation & Interconnection Markets: Atlanta, Denver, Miami, Seattle, and Toronto are particularly attractive markets for Equinix expansion to meet core internet growth requirements for our customers

•	In addition, the acquisition helps Equinix’s customers respond to two broad market trends through 16 new markets:

•	Rapid demand growth for the distribution of latency sensitive applications and content at the network edge near local centers

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Developing global aggregation and distribution strategies for customers’ digital assets and applications that are driven by network centric applications for their customers e.g. wireless intelligent phones and their data centric applications

•	Additional Capacity in Existing markets:

•	NYC, Silicon Valley and Dallas (in particular)

•	Access to additional inventory in existing markets, new builds underway

•	Switch and Data sites offer opportunity for additional expansion

Strategic Fit:

•	Business and financial models –

•	Added capacity, scale and new customers on top of Equinix’s global investments

•	Predominantly recurring revenue with strong customer relationships

•	Focus on colocation (not management services or selling bandwidth) helps reduce integration risk

•	Ecosystem development (Network & Content, Financial Services and Enterprise)

•	Good cultural fit between companies

Customer benefits:

•	Global Presence

•	Continued focus on core business (no distractions of new offerings)

•	Both companies are committed to overall customer experience

•	Added investment capacity from Equinix

•	More markets (both customer sets) to support new markets for data center expansion, network diversity and lower latency-sensitive applications

•	High level of Equinix support/reliability, single support/process

Important Information for Investors and Shareholders

This communication may be deemed to be solicitation material in respect of the proposed transaction between Equinix and Switch and Data. In connection with the proposed transaction involving Equinix and Switch and Data, Equinix plans to file with the SEC a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus and each of Equinix and Switch and Data plan to file with the SEC other documents regarding the proposed transaction. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Switch and Data. SWITCH AND DATA STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Switch and Data stockholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Equinix and Switch and Data through the website maintained by the SEC at www.sec.gov. In addition, Switch and

Data stockholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus (when available) and other documents filed with the SEC from Equinix by directing a request to Equinix, Inc., 301 Velocity Way, Fifth Floor, Foster City, CA 94404, Attention: Investor Relations (telephone: 888-222-1162) or going to Equinix’s corporate website at www.equinix.com, or from Switch and Data by directing a request to Switch & Data Facilities Company, Inc., 1715 Westshore Boulevard, Suite 650, Tampa, FL 33607, Attention: Investor Relations (telephone: 866-797-2633) or going to Switch and Data’s corporate website at www.switchanddata.com.

Equinix, Switch and Data and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Equinix’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 23, 2009. Information regarding Switch and Data’s directors and executive officers is contained in Switch and Data’s annual proxy statement filed with the SEC on April 6, 2009. Additional information regarding the interests of such potential participants will be included in the Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).